SIDLEY AUSTIN BROWN & WOOD LLP

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FOUNDED 1866

BEIJING | GENEVA | HONG KONG | LONDON | SHANGHAI | SINGAPORE | TOKYO

02 AUG -7 AM 12:

August 2, 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

02049129

PROCESSED
AUG 0 8 2002
THOMSON FINANCIAL

Re: Rule 12g3-2(b) Filing Requirements for
Grupo Industrial Saltillo, S.A. de C.V.
("GISSA") File No. 82-5019

Ladies and Gentlemen:

Pursuant to filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Act"), I hereby submit an English-language summary of the following Spanish-language original document pertaining to GISSA:

Information for the Second Quarter ended on June 30, 2002

1. GISSA press release, dated July 26, 2002, outlining the financial results for the three-month period ended on June 30, 2002.

This letter and the enclosed document are being furnished in accordance with the requirements of Rule 12g3-2(b), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by GISSA that it is subject to the Act.

Please stamp the enclosed copy of this letter "Received" and return it to the messenger who is delivering the package.

dlw 8/7

Please do not hesitate to contact me at (212) 839-5872 with any further questions or comments you may have.

Best regards,

Edward R. Flagg

(Enclosure)

cc: Manuel I. Fernandez Perez
(Grupo Industrial Saltillo, S.A. de C.V.)
Howard M. Kleinman, Esq.
(Sidley Austin Brown & Wood LLP)

NY1 5235389v1

GRUPO INDUSTRIAL SALTILLO

For Immediate Release

EBITDA For 2Q02 Up 14% Year-Over-Year To US$36 Million

Saltillo, Mexico, July 26, 2002 -- Grupo Industrial Saltillo, S.A. de C.V. (BMV: GISSA, OTC: GISQY) (GISSA), one of Mexico's leading industrial companies, today announced results for the three- and six-month periods ended June 30, 2002[1].

Second Quarter 2002 Financial Highlights

- Revenues were Ps.1,666 million, a 2% year-over-year improvement. In dollar terms, revenues were US$176 million, a 4% year-over-year increase.
- Operating income was Ps.224 million, a 17% year-over-year improvement. Operating margin increased to 13%, from 12% in 2Q01. In dollar terms, operating income was US$24 million, a 20% year-over-year increase.
- EBITDA totaled Ps.344 million, a 9% year-over-year increase. EBITDA margin improved to 21%, from 19% in 2Q01. In dollar terms, EBITDA was US$36 million, an 11% year-over-year improvement.
- For the quarter, GISSA posted a Net majority loss of Ps.4 million (US$445,000), or a loss per ordinary share of Ps.0.01 (US$0.06 per ADS). This was mainly due to a Ps.245 million foreign exchange loss.

Second Quarter Earnings Conference Call

Date:	Tuesday, July 30, 2002 Time: 10:00 AM US EST, 9:00 AM Mexico Time
Dial Information:	(719) 457-2635
Reservation Number:	607373
Tape Playback:	Starting at 1:00 PM US EST on Tuesday, July 30, 2002, through Midnight US EST on Tuesday, August 6, 2002. Dial-in: (719) 457-8020. Please use code 607373.

[1] Unless otherwise indicated, all financial and operating data discussed in this announcement are in accordance with Generally Accepted Accounting Principles in Mexico and in constant Mexican pesos as of June 30, 2002. All dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each quarter by the applicable average exchange rate for that quarter.

SECOND QUARTER CONSOLIDATED HIGHLIGHTS

Revenues

Revenues for 2Q02 increased 2% year-over-year to Ps.1,666 million, mainly driven by an improvement in sales volume in all three divisions of GISSA (as shown in Table 1).

The Metal and Automotive Division benefited from the 11% depreciation of the Mexican peso against the US dollar. The improvement in revenues was partially offset by continued pricing pressures experienced at the Building Materials and Housewares Divisions, particularly at the Ceramic Tiles, Tableware and Kitchenware businesses and an unfavorable product mix in the Water Heaters business.

For the first six months of 2002, revenues amounted to Ps.3,318 million, a 4% decline from the same period last year. The decline was principally due to weak sales volume and an unfavorable product mix in the Metal and Automotive Division, as well as to pricing pressures in the Ceramic Tiles, Kitchenware and Tableware businesses. Sales volumes at the Water Heaters and Ceramic Tiles businesses, the main businesses of the Building Products Division, continued to post positive growth rates during the first six months of the year.

Table 1: Total Sales

	2Q02	1Q02	2Q01	YoY % Change	QoQ % Change	Six Months 2002	Six Months 2001	YoY % Change
Revenues (Million Pesos)	1,666	1,652	1,637	2%	1%	3,318	3,461	(4%)
Metal and Automotive	*683*	*606*	*641*	*6%*	*13%*	*1,289*	*1,363*	*(5%)*
Building Materials	*736*	*799*	*733*	*0%*	*(8%)*	*1,536*	*1,564*	*(2%)*
Housewares	*247*	*247*	*265*	*(7%)*	*(0%)*	*494*	*534*	*(7%)*
Domestic Sales	881	939	902	(2%)	(6%)	1,820	1,842	(1%)
Exports	785	713	735	7%	10%	1,498	1,619	(7%)
Revenues (Million Dollars)	176	178	169	4%	(2%)	354	346	2%
Metal and Automotive	*72*	*65*	*66*	*8%*	*10%*	*137*	*136*	*1%*
Building Materials	*78*	*86*	*76*	*2%*	*(10%)*	*164*	*156*	*5%*
Housewares	*26*	*27*	*27*	*(5%)*	*(3%)*	*53*	*53*	*(1%)*
Volume								
Metal and Automotive				*7%*	*4%*			*1%*
Building Materials				*12%*	*(4%)*			*9%*
Housewares				*15%*	*(3%)*			*10%*

Operating Income

Operating income for 2Q02 increased year-over-year by 17% to Ps.224 million. As a result, operating margin improved to 13%, from 12% in 2Q01. This improvement was mainly due to the performance of the Metal and Automotive Division, where the

operating margin increased more than 80% year-over-year, driven by the 38% growth of the Diesel business and increased productivity throughout the division.

Year-to-date operating income increased 16% to Ps.462 million, from Ps.399 million in the first six months of 2001. Operating margin improved to 14%, from 12% in 2Q01.

EBITDA for 2Q02 improved year-over-year by 9% to Ps.344 million, or US$36 million. EBITDA margin improved to 21%, from 19% in 2Q01.

Year-to-date, EBITDA amounted to Ps.702 million, a 7% improvement from the same period in 2001. EBITDA margin increased to 21% from 19% for the first six months of 2001.

Table 2: Operating Income and EBITDA

	2Q02	1Q02	2Q01	YoY % Change	QoQ % Change	Six Months 2002	Six Months 2001	YoY % Change
Operating Income								
Million Pesos	224	238	191	17%	(6%)	462	399	16%
Margin	*13%*	*14%*	*12%*			*14%*	*12%*	
Million Dollars	24	26	20	20%	(8%)	49	40	23%
EBITDA								
Million Pesos	344	357	316	9%	(4%)	702	657	7%
Margin	*21%*	*22%*	*19%*			*21%*	*19%*	
Million Dollars	36	39	33	11%	(6%)	75	66	14%

Comprehensive Financial Cost (CFC)

The 11% year-over-year depreciation of the peso against the US dollar during 2Q02 resulted in a non-cash foreign exchange loss of US$245 million.

As a result, CFC for 2Q02 was an expense of Ps.247 million, compared to an income of Ps.57 million for 2Q01, when the peso appreciated by 9% against the US dollar.

It is important to note that 100% of GISSA's US$248 million bank debt is US dollar denominated. Also, 47% of revenues and 35% of costs are US dollar denominated.

Year-to-date, CFC was an expense of Ps.228 million, compared to a gain of Ps.37 million for the same period in 2001.

Table 3: Comprehensive Financial Cost

	2Q02	1Q02	2Q01	Six Months 2002	Six Months 2001
CFC	**247**	**(19)**	**(57)**	**228**	**(37)**
Financial expenses	32	42	64	72	117
Financial income	(22)	(18)	(23)	(41)	(28)
Foreign exchange fluctuation	245	(17)	(106)	227	(101)
Monetary gains	(6)	(26)	9	(31)	(24)

Majority Net Income (Loss)

In 2Q02, GISSA posted a net majority loss of Ps.4 million, compared to a Ps. 148 million gain for 2Q01. This was mainly due to the above-mentioned foreign exchange loss.

Year-to-date, net majority income declined by 50% to Ps.138 million, from Ps.279 million in the same period in 2001.

Capital Expenditures (CAPEX)

Capex for 2Q02 was Ps.195 million, of which 60% was invested in the new San Luis Potosi ceramic tile plant and 40% in the new production facility for aluminum engine blocks and heads.

Both projects are underway according to expectations. The San Luis Potosi ceramic tile plant and the aluminum foundry are scheduled to commence operations in August of this year and the first quarter of 2003, respectively.

METAL AND AUTOMOTIVE DIVISION

In 2Q02, revenues of the Metal and Automotive Division represented 41% of GISSA's consolidated net sales.

Revenues

Revenues for 2Q02 improved year-over-year by 6% to Ps.683 million. The increase in revenues was primarily driven by:

- The 11% depreciation of the Mexican peso against the US dollar since 100% of revenues of this division are US dollar denominated;
- The 38% increase in sales volume in the Diesel business, resulting from new orders from Detroit Diesel and John Deere; and
- A 21% sales volume increase at the Aluminum Engine Heads business driven by additional demand from General Motors.

The increase in revenues in the Diesel and Aluminum businesses was partially offset by a decline in sales volume of 2% in the Iron Engine Blocks business, mainly due to the temporary substitution of castings at Volkswagen with imports from Germany throughout 2Q01. These sales volumes were subsequently recovered at the beginning of July. Sales volumes for the quarter were also negatively impacted by lower demand from Volkswagen due to a scheduled one-week maintenance related closing of their Puebla plant during the month of May.

Combined sales volumes to Chrysler and Ford, two of the most important clients of the Division increased year-over-year by 12% driven by increased demand of light trucks in the US.

Year-to-date, revenues decreased year-over-year by 5% to Ps.1,289 million. This decline reflects the 3% reduction in sales volume in the Iron Blocks and Heads business resulting from lower demand from Volkswagen (as explained above).

Table 4: Sales - Metal and Automotive Division

	2Q02	1Q02	2Q01	YoY % Change	QoQ % Change	Six Months 2002	Six Months 2001	YoY % Change
Sales (Millions of Pesos)	683	606	641	6%	*13%*	1,289	1,363	(5%)
Sales (Millions of Dollars)	72	65	66	8%	*10%*	137	136	1%
*Iron Engine B & H (Gasoline)**	*40*	*40*	*40*	*(2%)*	*0%*	*79*	*83*	*(5%)*
*Alumnum Heads (Gasoline)**	*13*	*12*	*11*	*15%*	*6%*	*25*	*23*	*8%*
*Iron Engine B & H (Diesel)**	*14*	*12*	*10*	*39%*	*26%*	*26*	*23*	*14%*
Volume								
Iron Engine B & H (Gasoline)				*(2%)*	*(2%)*			*(3%)*
Alumnum Heads (Gasoline)				*21%*	*7%*			*10%*
Iron Engine B & H (Diesel)				*38%*	*27%*			*16%*

* Figures expressed in US dollar, as 100% of total sales of this division are US dollar denominated.

Operating Income, EBITDA and Margin

Operating income for 2Q02 improved year-over-year by 87% to Ps.115 million, compared to Ps.62 million for 2Q01. Operating margin increased to 17%, from 10% for 2Q01.

The significant improvement in operating margin is mainly the result of increased productivity achieved as a result of the ongoing cost cutting program and higher than expected efficiencies at the production floor. These efficiencies were obtained through the successful implementation of Kaizen systems and lean and agile manufacturing programs. The 21% and 38% increase in sales volumes at the Aluminum and Diesel Engine Blocks and Head businesses, respectively also contributed to the improved performance of the Division.

Operating income for the six-month period improved by 40% to Ps.175 million, representing a 14% margin, compared to 9% in the first six months of 2001.

EBITDA for 2Q02 was Ps.173 million, up 37% from Ps.126 million in 2Q01. EBITDA margin improved to 25%, from 20% for 2Q01

EBITDA for the first six months of 2002 increased by 14% to Ps.296 million, representing a 23% margin.

Table 5: Operating Income and EBITDA - Metal Mechanical and Automotive Division

	2Q02	1Q02	2Q01	YoY % Change	QoQ % Change	Six Months 2002	Six Months 2001	YoY % Change
Operating Income								
Million Pesos	115	60	62	87%	91%	175	125	40%
Margin	*17%*	*10%*	*10%*			*14%*	*9%*	
Million Dollars	12	7	6	91%	86%	19	13	49%
EBITDA								
Million Pesos	173	123	126	37%	41%	296	259	14%
Margin	*25%*	*20%*	*20%*			*23%*	*19%*	
Million Dollars	18	13	13	40%	38%	32	26	22%

BUILDING MATERIALS DIVISION

For 2Q02, revenues of the Building Materials Division represented 44% of GISSA's consolidated revenues for the period.

Revenues

Revenues for 2Q02 totaled Ps.736 million, remaining unchanged year-over-year. However, weighted average volumes of this Division have increased 12% year-over-year, reflecting the ongoing recovery of the domestic residential construction market.

Revenues for the Ceramic Tiles business declined year over year by 4% due to pricing pressures at the medium-high and high-end markets from European imports that resulted in an 8% reduction in prices and a one-week scheduled maintenance closing of the San Jose I Ceramic Tiles plant in June.

This decline was more than offset by the increase in revenues and sales volume at the Water Heaters business. This increase was driven by sales of low-end products as a result of the implementation of housing programs in Mexico, while sales of the high-end Calorex operation declined in line with the cyclicality of this business.

Revenues for the first six months of 2002 declined by 2% to Ps.1,536 million, from Ps.1,564 million for the same period in 2001. This decline resulted from the weak pricing environment which prevailed throughout the period.

Table 6: Sales - Building Materials Division

	2Q02	1Q02	2Q01	YoY % Change	QoQ % Change	Six Months 2002	Six Months 2001	YoY % Change
Sales (Million Pesos)	736	799	733	0%	(8%)	1,536	1,564	(2%)
*Ceramic Tiles**	*365*	*422*	*380*	*(4%)*	*(14%)*	*787*	*797*	*(1%)*
*Bathroom Fixtures**	*137*	*130*	*143*	*(4%)*	*6%*	*268*	*299*	*(10%)*
*Water Heaters**	*155*	*161*	*119*	*30%*	*(4%)*	*315*	*285*	*11%*
Sales (Million Dollars)	78	86	76	2%	(10%)	164	156	5%
Volume								
Ceramic Tiles				*10%*	*(9%)*			*12%*
Bathroom Fixtures				*(4%)*	*3%*			*(3%)*
Water Heaters				*34%*	*2%*			*13%*

* Figures expressed in Mexican Pesos, as sales to the domestic market represent approximately 90% of total sales for this division.

Operating Income, EBITDA and Margins

Operating income for 2Q02 amounted to Ps.79 million, a 14% decrease compared to 2Q01. Operating margin declined to 11% from 12% in 2Q01.

The 14% decline in operating income is the result of the additional expenses related to the start-up of the new San Luis Potosí ceramic tile plant, additional advertising programs and remodeling of the Company's customer show rooms, while revenues remained flat during the quarter.

These expenses were partially offset by a Ps.9 million gain derived from a commodity swap of natural gas.

For the first six months of 2002, operating income was Ps.219 million, a 13% improvement compared to the same period last year. Operating margin increased to 14%, from 12% for the first six months of 2001.

EBITDA for 2Q02 declined year-over-year by 9% to Ps.126 million. EBITDA margin was 17%, compared to 19% for 2Q01.

For the first six months of 2002, EBITDA totaled Ps.309 million, a 6% improvement compared to the same period last year. EBITDA margin increased to 20%, from 19% for the first six months of 2001 mainly due to the benefit from the commodity swap of natural gas.

Table 7: Operating Income and EBITDA - Building Materials Division

	2Q02	1Q02	2Q01	YoY % Change	QoQ % Change	Six Months 2002	Six Months 2001	YoY % Change
Operating Income								
Million Pesos	79	140	91	(14%)	(44%)	219	193	13%
Margin	*11%*	*18%*	*12%*			*14%*	*12%*	
Million Dollars	8	15	9	(12%)	(45%)	23	19	21%
EBITDA								
Million Pesos	126	183	139	(9%)	(31%)	309	291	6%
Margin	*17%*	*23%*	*19%*			*20%*	*19%*	
Million Dollars	13	20	14	(8%)	(33%)	33	29	14%

HOUSEWARES DIVISION

In 2Q02, revenues of the Housewares Division represented 15% of GISSA's overall consolidated revenues.

Revenues

Revenues for 2Q02 amounted to Ps.247 million, a 7% year-over-year decline. This decline in sales was mainly due to a 17% reduction in prices at both businesses as a result of continued pricing pressure and imports from Asia which more than offset the 19% increase in sales volume in the Kitchenware business.

For the first six months of 2002, revenues totaled Ps.494 million, a 7% year-over-year decline from Ps.534 million for same period last year. This decline was mainly due to pricing pressures that offset the 10% increase in weighted average volumes sold.

Table 8: Sales - Housewares Division

	2Q02	1Q02	2Q01	YoY % Change	QoQ % Change	Six Months 2002	Six Months 2001	YoY % Change
Sales (Million Pesos)	247	247	265	(7%)	(0%)	494	534	(7%)
*Kitchenware Products**	*172*	*180*	*183*	*(6%)*	*(4%)*	*352*	*373*	*(6%)*
*Tableware Products**	*56*	*55*	*69*	*(19%)*	*2%*	*112*	*134*	*(17%)*
Sales (Million Dollars)	26	27	27	(5%)	(3%)	53	53	(1%)
Volume								
Kitchenware Products				*19%*	*(4%)*			*12%*
Tableware Products				*3%*	*1%*			*4%*

* Figures expressed in Mexican Pesos, as sales to the domestic market represent approximately 90% of total sales for this division.

Operating Income, EBITDA and Margins

Operating income for 2Q02 decreased 28% year-over-year to Ps.29 million. Operating margin for 2Q02 declined to 12%, from 15% for 2Q01. This is primarily explained by the decline in sales for the period as a result of pricing pressures.

The 28% decline in operating income resulted partially from the 7% decline in sales for the quarter and an increase in operating costs in both businesses.

For the first six months of 2002, operating income was Ps. 68 million, an 18% decline from 2Q01. Operating margin declined to 14% from 15%.

EBITDA for 2Q02 declined year-over-year by 17% to Ps.45 million, from Ps.54 million for 2Q01. EBITDA margin declined to 18%, from 20% for 2Q01.

For the first six months of 2002, EBITDA totaled Ps.96 million, a 12% decrease compared to the same period last year. EBITDA margin was 19%, compared to 20% for the same period last year.

Table 9: Operating Income and EBITDA - Housewares Division

	2Q02	1Q02	2Q01	YoY % Change	QoQ % Change	Six Months 2002	Six Months 2001	YoY % Change
Operating Income								
Million Pesos	29	38	41	(28%)	(22%)	68	83	(18%)
Margin	*12%*	*15%*	*15%*			*14%*	*15%*	
Million Dollars	3	4	4	(26%)	(24%)	7	8	(13%)
EBITDA								
Million Pesos	45	52	54	(17%)	(13%)	96	109	(12%)
Margin	*18%*	*21%*	*20%*			*19%*	*20%*	
Million Dollars	5	6	6	(16%)	(16%)	10	11	(6%)

ABOUT GRUPO INDUSTRIAL SALTILLO

Grupo Industrial Saltillo, S.A. de C.V. is one of Mexico's leading industrial companies. The Company operates three divisions with combined annual revenues of US$708 million for fiscal year 2001, and EBITDA of US$147 million, representing a margin of 21 percent. The Metal-Mechanical and Automotive Division operates the world's largest non-captive cast iron foundry and includes the Cifunsa, Cifunsa Diesel, Castech, and Ditemsa plants. The Building Products Division includes the production of ceramic tiles through Vitromex, the water heater operations through Calorex and Calentadores Cinsa, as well as the production of bathroom fixtures through Saint Thomas. The Housewares Division includes the production of kitchen- and tableware.

This press release contains forward-looking statements, which are subject to risks, and uncertainties that could cause GISSA's actual results to differ materially from management's

current expectations. Those risks and uncertainties include, without limitation: new product development and commercialization; demand and acceptance for GISSA's products; competitive products and pricing; economic conditions in GISSA's product and geographic markets and foreign currency fluctuations.

Contacts:

GISSA
Felipe Mellado, Corporate General Director
Tel.: 011-52-844-411-1030
E-mail: fmellado@gis.com.mx

Héctor Zamorano, Corporate Finance Director
Tel.: 011-52-844-411-1040
E-mail: zamorano@gis.com.mx

Roberto Gonzâlez, Finance Manager
Tel.: 011-52-844-411-1049
E-mail: rgonzalez@gis.com.mx

Breakstone&Ruth Intl.
Susan Borinelli
Tel.: 646-536-7018
E-mail: sborinelli@breakstoneruth.com

Jessica Anderson
Tel: 646-536-7002
E-mail: janderson@breakstoneruth.com

FINANCIAL TABLES TO FOLLOW

Grupo Industrial Saltillo, S.A. de C.V.
Unaudited Consolidated Financial Highlights
(Using Mexican GAAP, in millions of constant pesos as of June 30, 2002)

	As of June 30,	
	2002	**2001**
ASSETS		
Current		
Cash and temporary investments	1,343	684
Trade receivables, net	1,150	1,066
Other receivables	181	120
Inventories	636	760
Other assets	22	28
Property, Plant and Equipment	**5,081**	**4,554**
Other Assets	**703**	**720**
TOTAL ASSETS	**9,116**	**7,932**
LIABILITIES		
Current		
Short term debt	0	3
Current portion of long term debt	42	248
Suppliers	424	300
Other liabilities (Income tax, EPS, and others)	695	394
Long term		
Long term debt	2,444	1,871
Deferred taxes	553	577
Long term sundry creditors	157	50
Stockholders' Equity	**4,801**	**4,488**
Total Liabilities and Stockholders' Equity	**9,116**	**7,932**

Financial Structure

	Second Quarter	
	2002	**2001**
Net Debt	1,143	1,439
Cash Position	1,343	684
EBITDA/Interest Expense[1]	10x	6x
Debt to EBITDA[2]	1.67	1.63

[1] Trailing twelve months EBITDA to trailing twelve months interest expense.
[2] Debt to twelve months EBITDA.

Grupo Industrial Saltillo, S.A. de C.V.
Unaudited Consolidated Financial Highlights
(Using Mexican GAAP, All numbers, except EPS in millions of constant pesos as of June 30, 2002)

INCOME STATEMENT

	Three-Month Period Ended June 30,			Six-Month Period Ended June 30,		
	2002	**2001**	**% Change**	**2002**	**2001**	**% Change**
Net Sales	**1,666**	**1,637**	**2%**	**3,318**	**3,461**	**(4%)**
Metal Mechanical Division	683	641	6%	1,289	1,363	(5%)
Building Materials Division	736	733	0%	1,536	1,564	(2%)
Housewares Division	247	265	(7%)	494	534	(7%)
Cost of Sales	1,242	1,203	3%	2,489	2,543	(2%)
Operating expenses	201	244	(18%)	367	518	(29%)
Operating income	**224**	**191**	**17%**	**462**	**399**	**16%**
Metal Mechanical Division	115	62	87%	175	125	40%
Building Materials Division	79	91	(14%)	219	193	13%
Housewares Division	29	41	(28%)	68	83	(18%)
EBITDA	**344**	**316**	**9%**	**702**	**657**	**7%**
Metal Mechanical Division	173	126	37%	296	259	14%
Building Materials Division	126	139	(9%)	309	291	6%
Housewares Division	45	54	(17%)	96	109	(12%)
Comprehensive Financial Cost	**247**	**(57)**		**228**	**(37)**	
Financial expenses	30	64		72	117	
Financial income	(23)	(23)		(41)	(28)	
Foreign exchange fluctuation	245	(106)		227	(101)	
Monetary gains	(6)	9		(31)	(24)	
Other Income, Net	6	(18)		13	7	
Income Tax	(14)	75		86	131	
Employees' profit sharing	(2)	(2)		(2)	2	
Net Income	(14)	156	**(109%)**	136	295	**(54%)**
Minority Interest	(10)	8	(228%)	(2)	16	(112%)
Net Income of Majority Interest	(4)	148	**(103%)**	138	279	**(51%)**
Net Income per Share	(0.01)	0.53	(103%)	0.49	0.99	(51%)
Net Income per ADS	(0.06)	2.10	(103%)	1.95	3.96	(51%)
Operating cashflow per share	1.22	1.12	9%	2.48	2.32	7%
Operating cashflow per ADS	4.87	4.47	9%	9.93	9.30	7%
# of Shares Outstanding	282,617	282,580		282,617	282,580	

MARGINS

	Three Month Period Ended June 30,		Six Month Period Ended June 30,	
	2002	2001	2002	2001
Operating Margin	**13%**	**12%**	**14%**	**12%**
Metal Mechanical Division	*17%*	*10%*	*14%*	*9%*
Building Materials Division	*11%*	*12%*	*14%*	*12%*
Housewares Division	*12%*	*15%*	*14%*	*15%*
EBITDA Margin	**21%**	**19%**	**21%**	**19%**
Metal Mechanical Division	*25%*	*20%*	*23%*	*19%*
Building Materials Division	*17%*	*19%*	*20%*	*19%*
Housewares Division	*18%*	*20%*	*19%*	*20%*
Net Income Margin	**(1%)**	**9%**	**4%**	**8%**